FAST Acquisition Corp. II

109 Old Branchville Road

Ridgefield, CT 06877

VIA EDGAR

February 3, 2023

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald E. Alper and Maryse Mills-Apenteng

Re:	FAST Acquisition Corp. II Preliminary Proxy Statement on Schedule 14A

Filed January 30, 2023

File No. 001-40214

Ladies and Gentlemen:

This letter is being submitted on behalf of FAST Acquisition Corp. II (the “Company”) in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 2, 2023 (the “Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on January 30, 2023 (the “PRE14A”).

Set forth below in italics is the comment contained in the Staff’s Comment Letter. Immediately below the Staff’s comment is the Company’s response to that comment.

Preliminary Proxy Statement on Schedule 14A filed on January 30, 2023

General

1.	Staff Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, FAST Sponsor II LLC (the “Sponsor”), is a Delaware limited liability company, which is not controlled by, and does not have substantial ties to, any non-U.S. person. Sandy Beall, the Chief Executive Officer of the Company, Garrett Schreiber, the Chief Financial Officer of the Company and manager of the Sponsor, and the members of the Company’s Board of Directors, are U.S. citizens. Neither Mr. Schreiber nor FAST Sponsor II Manager LLC, the sole member of the Sponsor, is controlled by, or has any substantial ties to, any non-U.S. person.

We hope that the foregoing has been responsive to the Staff’s comment. If the Staff has any questions or would like further information concerning the Company’s response to the Comment Letter, please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com.

Sincerely,

/s/ Garrett Schreiber

Chief Financial Officer